UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-39111

XChange TEC.INC

(Registrant’s Name)

Room 1610

No.801, Building 1, 1136 Xinzha Road

JingAn District, Shanghai, 200041

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K, including the exhibits hereof, is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on July 27, 2021 (Registration No. 333-258187) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously announced by XChange TEC.INC, a company incorporated under the laws of Cayman Islands (the “Company”) via a press release on February 21, 2024, the Company received a letter (the “A&R Notice”) on February 20, 2024 from the listing qualifications department staff (the “Staff”) of The Nasdaq Stock Market (“Nasdaq”), notifying that the Company no longer complied with the requirement of $50 million in total assets and total revenue for the most recently completed fiscal year or two of the last three most recently completed fiscal years, as set forth in Nasdaq Listing Rule 5450(b)(3)(A) (the “A&R Standard”) and did not comply with an alternative requirement of Nasdaq Listing Rule 5450(b). In accordance with Nasdaq Listing Rules, the Company had 45 calendar days, or until April 5, 2024 to submit a plan to regain compliance with the A&R Standard or an alternative requirement of Nasdaq Listing Rule 5450(b).

In addition, as previously announced by the Company via a press release on April 9, 2024, the Company received another notice from Nasdaq dated April 3, 2024, stating that the Company was not in compliance with the requirement to maintain a minimum bid price of $1 per share as set forth under Nasdaq Listing Rule 5450(a)(1) for continued listing on The Nasdaq Global Market. However, Nasdaq Listing Rule 5810(c)(3)(A) also provides the Company a compliance period of 180 calendar days in which to regain compliance. If at any time during the180-day period, or until September 30, 2024, the closing bid price of the Company’s American Depositary Shares (“ADSs”) is at least $1 per ADS for a minimum of ten consecutive business days, Nasdaq will provide a written confirmation of compliance and this matter will be closed.

On April 5, 2024, the Company submitted to Nasdaq a compliance plan (the “Compliance Plan”) in connection with the A&R Notice. On April 25, 2024, Nasdaq notified the Company that it determined to deny the Company’s request for continued listing on The Nasdaq Global Market, and further determined that the Company did not provide a definitive plan evidencing its ability to achieve near term compliance with the continued listing requirements or sustain such compliance over an extended period of time (the “Determination”).

On May 1, 2024, the Company submitted to Nasdaq a request of appeal of the Determination to a Hearings Panel (the “Panel”) pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. On the same day, the Company received a letter from Nasdaq, notifying that to the extent permitted by Nasdaq Listing Rules, the delisting action referenced in the Determination Letter has been stayed, pending a final written decision by the Panel, and that a hearing had been scheduled on June 13, 2024.

On June 13, the Company participated in the hearing and presented its appeal before the Panel, in which the Company requested a transfer of the Company’s listing to The Nasdaq Capital Market.

on July 3, 2024, the Company received a letter (the “Panel Decision Letter”) from Nasdaq informing that the Panel has determined to grant the Company’s request to transfer its listing from The Nasdaq Global Market to The Nasdaq Capital Market, and further, to grant the Company an extension of time to remain listed on The Nasdaq Capital Market through August 31, 2024, subject to the condition that on or before August 14, 2024, the Company will demonstrate compliance with Nasdaq Listing Rule 5450(a)(1) by evidencing a closing bid price of $1.00 or more per share for a minimum of ten (10) consecutive trading sessions, and evidence compliance with all applicable criteria for continued listing on The Nasdaq Capital Market. On July 9, 2024, the Company received a letter from Nasdaq informing that Nasdaq has approved the Company’s application to transfer its listing to The Nasdaq Capital Market.

There can be no assurance that the Company will be able to satisfy the condition as set forth in the Panel Decision Letter.

On July 11, 2024, the Company issued a press release announcing its receipt of the Panel Decision Letter and the approval of the transfer of its listing to The Nasdaq Capital Market. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Number	Description of Document
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XChange TEC.INC

By:	/s/ Chengcai Qu
Name:	Chengcai Qu
Title:	Chairman of the Board of Directors, Chief Executive Officer, Chief Operating Officer and Vice President

Date: July 11, 2024

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